UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 001-38403
CUSIP: 22717L1013

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q

For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Part II (except for Item 5) and certain exhibits in Part IV, Item 15, as specified in the Form 10-K filed as described below.
PART I – REGISTRANT INFORMATION

Cronos Group Inc.
Full Name of Registrant

Former Name if Applicable

720 King St. W., Suite 320
Address of Principal Executive Office (Street and Number)

Toronto, Ontario, M5V 2T3
City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
Cronos Group Inc. (the “Company”) has filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”) with the Securities and Exchange Commission (the “SEC”), which is not complete as described therein. The Company is unable to file the complete Form 10-K at this time without unreasonable effort or expense because of delays in finalizing its audited financial statements. The Company has been unable to complete its financial statements for fiscal 2019 due to a continuing review by the Audit Committee of the Company’s Board of Directors, with the assistance of outside counsel and forensic accountants, of several bulk resin purchases and sales of products through the wholesale channel and the appropriateness of the recognition of revenue from those transactions. Accordingly, Part II (except for Item 5) and certain exhibits in Part IV, Item 15, as specified in the Form 10-K have been omitted from the Form 10-K. The Company intends to file a complete version of the Form 10-K with the SEC as soon as practicable and currently expects to do so within the fifteen-day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended. However, no assurance can be given that the Company will meet this deadline.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Xiuming Shum	(416)	504-0004
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

	☒ Yes ☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As outlined above in Part III of this Form 12b-25, the Company has not completed the preparation of its audited financial statements for the year ended December 31, 2019. Therefore, it is not possible to provide a reasonable estimate of the changes in results of operations from the corresponding period of the latest fiscal year. However, subject to finalization of its financial statements, the Company expects to report for fiscal 2019:
•    an increase in net revenue;
•    a material inventory write-down;
•    a material decrease in gross profit;
•    a material increase in operating loss;
•    a material gain on revaluation of financial liabilities;
•    restructuring charges; and
•    a material increase in net income.

Cronos Group Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 2, 2020	By:	/s/ Michael Gorenstein
Michael Gorenstein
President & Chief Executive Officer